

EXHIBIT B:
FINANCIAL STATEMENTS





Connector LLC
10 Davol Square, Suite 100
Providence, RI 02903
(401) 578-1312
tsullivan@connector-llc.com
https://RecoveryConnector.com

Dear Investors,

I, Timothy Sullivan, certify that the financial statements of Connector LLC included in this Form are true and complete in all material respects; and the tax return information of Connector LLC included in this Form reflects accurately the information reported on the tax return for Connector LLC filed for the fiscal year ending 2019.

Connector had no changes in equity for 2019 with 100% of it owned by Tim Sullivan

Warm regards,

Timothy Sullivan
Founder
Connector LLC

Connector LLC

BALANCE SHEET

As of December 31, 2018

UNAUDITED

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Small business checking (ing)	199.01
Total Bank Accounts	**$199.01**
Total Current Assets	**$199.01**
TOTAL ASSETS	**$199.01**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Retained Earnings	0.00
Net Income	199.01
Total Equity	**$199.01**
TOTAL LIABILITIES AND EQUITY	**$199.01**

Connector LLC

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Sales	400.00
Total Income	**$400.00**
GROSS PROFIT	**$400.00**
Expenses	
Insurance	1.00
Uncategorized Expense	199.99
Total Expenses	**$200.99**
NET INCOME	**$199.01**

Accrual Basis Thursday, November 14, 2019 11:02 AM GMT-8

Connector LLC

STATEMENT OF CASH FLOWS

January - December 2018

UNAUDITED

	TOTAL
OPERATING ACTIVITIES	
Net Income	199.01
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Net cash provided by operating activities	**$199.01**
NET CASH INCREASE FOR PERIOD	**$199.01**
CASH AT END OF PERIOD	**$199.01**

Connector LLC

BALANCE SHEET

As of November 25, 2019

UNAUDITED

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Small business checking (ing)	1,306.46
Total Bank Accounts	**$1,306.46**
Total Current Assets	**$1,306.46**
TOTAL ASSETS	**$1,306.46**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Opening Balance Equity	669.54
Retained Earnings	199.01
Net Income	437.91
Total Equity	**$1,306.46**
TOTAL LIABILITIES AND EQUITY	**$1,306.46**

Connector LLC

PROFIT AND LOSS

January 1 - November 25, 2019

UNAUDITED

	TOTAL
Income	
Sales	9,824.16
Total Income	**$9,824.16**
GROSS PROFIT	**$9,824.16**
Expenses	
Advertising & Marketing	428.11
Bank Charges & Fees	905.91
Car & Truck	83.50
Insurance	178.94
Meals & Entertainment	903.56
Office Supplies & Software	1,870.62
Office/General Administrative Expenses	736.00
Other Business Expenses	234.33
Taxes & Licenses	2,977.00
Travel	984.28
Uncategorized Expense	84.00
Total Expenses	**$9,386.25**
NET INCOME	**$437.91**

Connector LLC

STATEMENT OF CASH FLOWS

January 1 - November 25, 2019

UNAUDITED

	TOTAL
OPERATING ACTIVITIES	
Net Income	437.91
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Net cash provided by operating activities	**$437.91**
FINANCING ACTIVITIES	
Opening Balance Equity	669.54
Net cash provided by financing activities	**$669.54**
NET CASH INCREASE FOR PERIOD	**$1,107.45**
Cash at beginning of period	199.01
CASH AT END OF PERIOD	**$1,306.46**